

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 3, 2016

<u>Via E-Mail</u>
Jeanne Hillman
Chief Accounting Officer
Weyerhaeuser Company
33663 Weyerhaeuser Way South
Federal Way, WA 98063-9777

Re: Weyerhaeuser Company
Form 10-K for the fiscal year ended December 31, 2015
Filed February 17, 2016
File No. 1-4825

Dear Ms. Hillman:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities